Exhibit 99.1
ASML reports €6.2 billion total net sales and €1.6 billion net income in Q2 2024
ASML continues to expect 2024 total net sales to be similar to 2023, supported by a strong second half year

VELDHOVEN, the Netherlands, July 17, 2024 – Today, ASML Holding NV (ASML) has published its 2024 second-quarter results.

•Q2 total net sales of €6.2 billion, gross margin of 51.5%, net income of €1.6 billion
•Quarterly net bookings in Q2 of €5.6 billion2 of which €2.5 billion is EUV
•ASML expects Q3 2024 total net sales between €6.7 billion and €7.3 billion and a gross margin between 50% and 51%

(Figures in millions of euros unless otherwise indicated)	Q1 2024	Q2 2024
Total net sales	5,290	6,243
...of which Installed Base Management sales[1]	1,324	1,482

New lithography systems sold (units)	66	89
Used lithography systems sold (units)	4	11

Net bookings[2]	3,611	5,567

Gross profit	2,697	3,212
Gross margin (%)	51.0	51.5

Net income	1,224	1,578
EPS (basic; in euros)	3.11	4.01

End-quarter cash and cash equivalents and short-term investments	5,406	5,019
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our second-quarter total net sales came in at €6.2 billion, at the high-end of our guidance, with a gross margin of 51.5% which is above guidance, both primarily driven by more immersion systems sales.

"In line with previous quarters, overall semiconductor inventory levels continue to improve, and we also see further improvement in litho tool utilization levels at both Logic and Memory customers. While there are still uncertainties in the market, primarily driven by the macro environment, we expect industry recovery to continue in the second half of the year.

"We expect third-quarter total net sales between €6.7 billion and €7.3 billion with a gross margin between 50% and 51%. ASML expects R&D costs of around €1,100 million and SG&A costs of around €295 million. Our outlook for the full year 2024 remains unchanged. We see 2024 as a transition year with continued investments in both capacity ramp and technology. We currently see strong developments in AI, driving most of the industry recovery and growth, ahead of other market segments," said ASML President and Chief Executive Officer Christophe Fouquet.

Update dividend and share buyback program
An interim dividend of €1.52 per ordinary share will be made payable on August 7, 2024.
In the second quarter, we purchased €96 million worth of shares under the current 2022-2025 share buyback program.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CEO Christophe Fouquet discusses the 2024 second-quarter results and outlook for 2024. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on July 17, 2024 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 43,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of June 30, 2024, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter and six-month period ended June 30, 2024 as presented in this press release are unaudited.
Today, July 17, 2024, ASML also published its Statutory Interim Report for the six-month period ended June 30, 2024. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union 'Interim Financial Reporting', an Interim Management Report and a Managing Directors' Statement and is available on www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected demand, lithography tool utilization and intensity, semiconductor inventory levels, bookings, backlog, expected recovery and growth in the semiconductor industry and expected drivers and timing thereof including expected continued industry recovery in the second half of 2024, plans to add and improve capacity, continued investments in both capacity ramp and technology, outlook and expected financial results, including expected results for Q3 2024, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook for the second half and full year 2024, including expected strong second half of 2024 and expectations with respect to full year 2024 total net sales, gross margin and estimated annualized effective tax rate, expectations with respect to sales by market segment and IBM sales and expected drivers thereof, and other full year 2024 expectations, expectations with respect to expected financial performance and growth in 2025 and expected drivers thereof, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, statements with respect to continued execution of ESG sustainability strategy, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares intended to be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.